Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: January 29, 2018

FORM F-4 AMENDMENT IN CONNECTION WITH EXCHANGE OFFER TO ACQUIRE YUME, INC.

London, England and San Francisco, CA. - 29 January 2018 — RhythmOne plc (“RhythmOne”, or the “Company”, LSE AIM: RTHM), today announces that in connection with its exchange offer for YuMe, Inc. announced on 5 January 2018, an amendment to the Form F-4 registration statement has been filed.

This amendment can be found at www.sec.gov/Archives/edgar/data/1713721/000119312518021752/d399085df4a.htm

About RhythmOne

RhythmOne provides streamlined, transparent connections between advertisers and audiences through a combination of differentiated supply, innovative technology and data-driven insights. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising. Through its fully integrated programmatic platform, RhythmMax, the Company represents digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s end-to-end platform provides more direct, efficient and effective connections, driving ROI for advertisers and publishers. The Company is headquartered in San Francisco, United States with offices in the US, UK, Europe, APAC and Canada. For more information, please visit www.rhythmone.com.

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Dwight Burden

FTI Consulting LLP

(UK) 020 3727 1000

Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Michael Wharton / Toby Adcock

Numis Securities Limited

(UK) 020 7260 1000

Numis Securities Limited (“Numis”) which is authorised and regulated in the United Kingdom by the Financial Conduct Authority is acting for the Company and no one else as nominated advisor and UK broker and financial advisor only and will not afford the protections afforded to clients of Numis to any other person. To the fullest extent permitted by law Numis expressly disclaims any liability whatsoever arising out its role and/or of the contents of this announcement to any person other than the Company.

Forward-Looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to the proposed Acquisition, the expected timetable for the Offer, the benefits and synergies associated with the proposed Acquisition, future opportunities for the combined company and certain of RhythmOne’s, YuMe’s or the combined company’s future expectations, beliefs, plans, objective, financial conditions, assumptions or future events or performance and which involve a number of risks and uncertainties. RhythmOne cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “intend,” “may,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “should,” “strategy,” will,” “would” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and statistical data within this prospectus/offer to exchange. Among the key factors that could cause the failure of the Acquisition to be completed or, if completed, that could have an adverse effect on the results of operations, cash flows and financial position of the combined company and any anticipated benefits of the Acquisition, and that could cause actual results to differ materially from those projected in the forward-looking statements, are the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, and RhythmOne’s intellectual property and proprietary technologies.

All forward-looking statements attributable to RhythmOne or YuMe, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to: the failure to complete the proposed Acquisition or to complete it on the currently proposed terms; adverse fluctuations in foreign currency exchange rates; RhythmOne’s ability to implement and achieve its business strategies successfully; and other factors that are set out in “Risk Factors” of the prospectus/offer to exchange relating to the Offer and in the documents incorporated by reference such prospectus/offer to exchange, including those in the section “Risk Factors” in YuMe’s

Annual Report on Form 10-K for the year ended December 31, 2016 and YuMe’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. Additional factors could cause actual results to differ materially from those in the forward-looking statements. Subject to compliance with applicable laws and regulations of the relevant stock exchanges, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication relates to a business combination transaction between RhythmOne and YuMe. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

RhythmOne has filed a registration statement on Form F-4 related to the transaction with the SEC and may file amendments thereto, including the amendment filed on January 26, 2018. RhythmOne and a wholly-owned subsidiary of RhythmOne filed on 5 January 2017 a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto, including the amendment filed on January 26, 2018. YuMe has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. RhythmOne and YuMe may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which RhythmOne or YuMe has filed or may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any decision regarding exchanging their shares, because they contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of YuMe stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free from RhythmOne by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting YuMe’s investor relations department at ir@yume.com or +1-650-503-7192.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-

retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.